Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (212) 576-4005

Isaac Perlmutter
Chief Executive Officer
Marvel Entertainment, Inc.
417 5th Avenue
New York, NY 10016

> **Re: Marvel Entertainment, Inc.**
> **Definitive Schedule 14A**
> **Filed March 30, 2007**
> **File No. 1-13638**

Dear Mr. Perlmutter:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation of Directors—2006, page 7

1.   Disclose all assumptions made in the valuation of awards in column (c) of the
        director compensation table by reference to a discussion of those assumptions in
        your financial statements, footnotes to the financial statements, or discussion in
        management's discussion and analysis. See Instruction to Regulation S-K Item
        402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Executive Compensation, page 15

Compensation Discussion and Analysis, page 15

2.   Discuss how each compensation element and your decisions regarding that
        element affected decisions regarding other elements. See Item 402(b)(1)(vi) of
        Regulation S-K. For example, we note some disclosure on page 16 indicating that
        allocations are made on a case-by-case basis and that the committee makes its
        determination regarding singular elements based in part upon other elements of
        that executive's compensation as well as the executive's total compensation
        opportunity. Please explain the extent to which determinations with respect to
        one element of compensation influenced the committee's decisions with respect to
        other allocated or contemplated awards.

3.   We note your statement on page 16 that you do not "regular[ly] use"
        compensation consultants. Yet it appears as though Pearl Meyer & Partners
        advised the committee with respect to the structuring of Mr. Perlmutter's 2006
        compensation. Please therefore provide the complete disclosure set forth in Item
        407(e)(3)(iii) of Regulation S-K.

Salary, page 16

4.   You state that the compensation committee "used information on market levels of
        compensation as a point of reference, to confirm that its proposed compensation
        design was in line with competitive practice, but did not alter its design or set the
        amount of this compensation at a particular level in relation to a benchmark."
        Explain what you mean by "in line with competitive practice" and whether the
        compensation committee may consider modifying your compensation elements
        and levels in the event your compensation is not "in line with competitive
        practice." As it appears that the committee's use of the market information may
        be benchmarking for purposes of Item 402(b)(2)(xiv), please identify the
        benchmarked companies.

Performance-based awards under our cash incentive compensation plan, page 16

5.   Please disclose why you have different policies or decision-making processes

regarding particular compensation elements, such as bonus awards, for different named executive officers. We note your disclosure in the third complete paragraph on page 17 and the first paragraph on page 18.

Bonuses paid at the discretion of the Compensation Committee, page 18

6.   Describe the factors the committee considers in determining "extraordinary executive performance" that would merit any "additional, discretionary cash bonuses."

Severance pay, page 20

7.   We note the various arrangements you have with the named executive officers and various scenarios described in the sections starting on page 30 discussing termination and change-in-control payment arrangements. In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Summary Compensation Table, page 22

8.   We note Mr. Rothwell's forfeiture of 60,037 shares of restricted stock and 60,000 shares of phantom stock. Quantify the amount of the forfeitures in an appropriate footnote to the summary compensation table.

Narrative Disclosure to Summary Compensation Table, page 25

Employment Agreements, page 26

9.   Please summarize the material terms of the named executive officers' employment agreements, to the extent you have not already done so. Address in compensation discussion and analysis why you have employment agreements for some of the officers but not all of them and the reasons for any material differences in significant terms.

Potential Payments upon Termination or Change in Control, page 30

10.   Please include Regulation S-K Item 402(j) disclosure for all named executive officers. Also see Instruction 4 to Item 402(j).

Related Party Transaction Policy and Certain Transactions, page 34

 11.   State whether your related party transaction policy and procedures are in writing,

and, if not, how the policy and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L. Grant
Attorney-Advisor